UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 AMENDMENT NO. 3


                      HOSPITALITY WORLDWIDE SERVICES, INC.
                        (f/k/a LIGHT SAVERS U.S.A., INC.)
--------------------------------------------------------------------------------
                                (Name of issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   44106N 10 0
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                                 (CUSIP number)

                              Louis Schwartz, Esq.
                     c/o Varner, Stephens, Humphries & White
                       3350 Cumberland Circle, Suite 1700
                             Atlanta, Georgia 30339
                                 (770) 850-7000
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                February 6, 1998
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------        -------------------------------------
CUSIP No. 44106N 10 0                13D           Page 2 of 8 Pages
-----------------------------------        -------------------------------------

================================================================================
     1          NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         Watertone Holdings LP
                         06-1453057
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) / /
                                                                   (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                         OO(1)
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                        / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                         Delaware
--------------------------------------------------------------------------------
 NUMBER OF              7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                             1,300,000
  OWNED BY
    EACH
 REPORTING
PERSON WITH
              ------------------------------------------------------------------
                        8          SHARED VOTING POWER

                                         Not Applicable
              ------------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                         1,300,000
              ------------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                         Not Applicable
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                         1,300,000
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                       / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            11.0%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                         PN
================================================================================

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)      Shares issued in connection with an acquisition by the Issuer.

-----------------------------------        -------------------------------------
CUSIP No. 44106N 10 0                13D           Page 3 of 8 Pages
-----------------------------------        -------------------------------------

================================================================================
     1         NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        Watermark Investments Limited, LLC
                        65-0762460
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) / /
                                                                  (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                        OO(1)
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)                         / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                        Delaware
--------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                             1,300,000(2)
  OWNED BY
    EACH
 REPORTING
PERSON WITH
              ------------------------------------------------------------------
                       8          SHARED VOTING POWER

                                         Not Applicable
              ------------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                         1,300,000(2)
              ------------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                         Not Applicable
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        1,300,000(2)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                        / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           11.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        OO(3)
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
(1) Shares were issued in connection with an acquisition to Watertone Holdings, LP, a Delaware limited partnership (the "Partnership").
(2) Watermark Investments Limited, LLC is the general partner of the Partnership and consequently, is deemed to beneficially own the 1,300,000 shares of Hospitality Worldwide Services, Inc. ("Hospitality") common stock held by the Partnership.
(3)  Watermark Investments Limited, LLC is a Delaware limited liability Company.

-----------------------------------        -------------------------------------
CUSIP No. 44106N 10 0                13D           Page 4 of 8 Pages
-----------------------------------        -------------------------------------

================================================================================
     1         NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        Robert Berman
                        ###-##-####
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
                                                                   (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                        OO(1)
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)                          / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                        United States Citizen
--------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                             1,300,000(2)
  OWNED BY
    EACH
 REPORTING
PERSON WITH
              ------------------------------------------------------------------
                       8          SHARED VOTING POWER

                                         Not Applicable
              ------------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                         1,300,000(2)
              ------------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                         Not Applicable
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        1,300,000(2)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                     / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           11.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
(1) Shares were issued in connection with an acquisition to Watertone Holdings, LP, a Delaware limited partnership (the "Partnership").
(2) Mr. Berman is the sole manager of Watermark Investments Limited, LLC, the general partner of the Partnership and consequently, is deemed to beneficially own the 1,300,000 shares of Hospitality Worldwide Services, Inc. ("Hospitality") common stock held by the Partnership.

-----------------------------------        -------------------------------------
CUSIP No. 44106N 10 0                13D           Page 5 of 8 Pages
-----------------------------------        -------------------------------------

              This Amendment No. 3 (the "Amendment No. 3") amends the Schedule 13D, dated July 17, 1996, as amended by Amendment No. 1 to Schedule 13D, dated December 23, 1996 and Amendment No. 2 to Schedule 13 D, dated February 7, 1997 (collectively referred to as the "Schedule 13D") filed by Watertone Holdings LP. Except as specifically amended hereby, the Schedule 13D remains in full force and effect.

              Defined  terms  herein  shall have the  meaning  specified  in the
Schedule 13D, except as otherwise provided herein.


              Item 2 of the Schedule 13D is hereby amended in its entirety to read:

Item 2.       Identity and Background

              (a) This statement is being filed by Watertone Holdings LP, a Delaware limited partnership ("Watertone"). The sole general partner of Watertone is Watermark Investments Limited, LLC, a Delaware limited liability company ("Watermark"). The sole manager of Watermark is Robert Berman.

              (b) Watertone has a business address at 225 West Washington Street, Suite 2200, Chicago, Illinois 60609. Watermark has a business address at 225 West Washington Street, Chicago, Illinois 60609. Mr. Berman has a business address at 926 Fifth Avenue, Apt. 5B, New York, New York 10021.

              (c)  Watertone's   principal  business  is  investment   holdings.
Watermark's principal business is investment holdings. Mr. Berman's principal business is 926 Fifth Avenue, Apt. 5B, New York, New York 10021.

              (d) During the last five years, neither Watertone, Watermark nor Robert Berman has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

              (e) During the last five years, neither Watertone, Watermark nor Robert Berman has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

              (f) Watertone is a Delaware limited partnership. Watermark is a Delaware limited liability company. Mr. Berman is a citizen of the United States of America.

-----------------------------------        -------------------------------------
CUSIP No. 44106N 10 0                13D           Page 6 of 8 Pages
-----------------------------------        -------------------------------------

Item 4.       Purpose of Transaction.

              Watertone acquired the shares of common stock in order to obtain an equity position in Hospitality. It intends to hold the shares of common stock for investment purposes and not to facilitate a possible acquisition of control of Hospitality. Notwithstanding the foregoing, however, depending on the pricing, availability of the common stock, future developments at and pertaining to Hospitality, other investment and business opportunities available to Watertone, and general economic conditions, Watertone or its affiliates may determine to purchase, in the open market, in privately negotiated transactions, or otherwise, additional shares of common stock or otherwise seek to obtain control of Hospitality. In addition, depending on the factors described above, Watertone also may determine to sell in the open market, in privately negotiated transactions, or otherwise, all or part of their shares of Hospitality common stock.

              On October 31, 1996, pursuant to a reorganization of Watertone's assets and through an amendment and restatement of Watertone's Agreement of Limited Partnership, Watertone transferred its interest in 500,000 shares of Hospitality common stock to the then general partner of Watertone, Watertone LLC, a Delaware limited liability company, effectively reducing its intererest in Hospitality to 1,800,000 shares of common stock.

              On January 21, 1997, pursuant to a Redemption Agreement, Watertone paid to Watertone LLC $4,220,454 in redemption of Watertone LLC's entire interest in Watertone. As of such date, Watertone LLC is no longer Watertone's general partner.

              As of January 21, 1997, pursuant to an Amendment to Watertone's Agreement of Limited Partnership, Watermark became the general partner of Watertone.

              On February 6, 1998, Watertone sold 500,000 shares of Hospitality common stock in a privately negotiated transaction, effectively reducing its interest in Hospitality to 1,300,000 shares of common stock.

              Item 5 of the Schedule 13D is hereby amended in its entirety to read:

Item 5.       Interest in Securities of the Issuer

              (a) As of the date hereof, each of Watertone, Watermark and Robert Berman beneficially owned 1,300,000 shares of Hospitality Common Stock. Such shares constitute 11.0% of the shares of Hospitality common stock outstanding as of the date hereof. As of the date hereof there were 8,859,689 shares of Hospitality common stock outstanding.

              (b) Robert Berman, as the sole manager of Watermark, which is the sole general partner of Watertone, has sole power to

-----------------------------------        -------------------------------------
CUSIP No. 44106N 10 0                13D           Page 7 of 8 Pages
-----------------------------------        -------------------------------------

vote and to dispose of all of the shares of Hospitality common stock referred to in paragraph (a) above.

              (c) See "Item 3. Source and Amount of Funds and Other Consideration" above for information as to shares of Hospitality common stock recently acquired or disposed of by Watertone. Except as disclosed therein, Watertone has not acquired, within the past 60 days, any shares of Hospitality common stock.

              (d) No person other than Watertone has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Hospitality common stock that are the subject of this Schedule 13D.

              (e) Not applicable.


Item 7.       Exhibits to Amendment No. 3 to Schedule 13D.

              1. Joint Filing Agreement, dated as of February 10, 1998, by and among Watertone Holdings, L.P., Watermark Investments Limited, LLC and Robert Berman.

-----------------------------------        -------------------------------------
CUSIP No. 44106N 10 0                13D           Page 8 of 8 Pages
-----------------------------------        -------------------------------------

                                   SIGNATURES

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 10, 1998


                                         WATERTONE HOLDINGS LP

                                         By: WATERMARK INVESTMENTS
                                             LIMITED, LLC, its General
                                             Partner



                                             By:/s/ Robert Berman
                                                --------------------------------
                                                Robert Berman
                                                Manager


                                         WATERMARK INVESTMENTS LIMITED,
                                         LLC


                                         By:/s/ Robert Berman
                                            ------------------------------------
                                            Robert Berman
                                            Manager



                                         /s/ Robert Berman
                                         --------------------------------------
                                         Robert Berman, Individually